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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                              Registration Statement on Form S-4
                                                    (Registration No. 333-32438)


          On or about April 14, 2000, ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), will send its 1999 Annual Report to its shareholders (the "Annual Report"). The Annual Report contained the following excerpts:

         1. On page 10 under the section titled "Continuing to Enhance our Asset Base" the following:

                  Our most recent announcement, the merger with DBT Online, offers us a very exciting opportunity to accelerate our growth strategies in our civil public records business. The combination of ChoicePoint and DBT Online will enhance our position as a leader in the on-line public records business, and as the largest provider of on-line and on-demand public record information to U.S. businesses and government agencies.

                  Our two companies signed a definitive agreement on February 14 for ChoicePoint to acquire all outstanding DBT Online stock with newly issued ChoicePoint stock, and we are working toward a second quarter effective date to close the transaction.

         2. On page 21 under the section titled "Management's Discussion and Analysis" the following:

Subsequent Events

                  In January 2000, the Company acquired Statewide Data Services, Inc. and National Safety Alliance, Incorporated for a total purchase price of approximately $76.0 million, plus acquisition costs and working capital adjustments. In February 2000, the Company entered into a definitive agreement with DBT Online, Inc. ("DBT") to acquire all of the outstanding capital stock of DBT with newly issued shares of ChoicePoint common stock in a transaction to be accounted for as a pooling of interest (Note 15).


         3. On page 37 under the section titled "Notes to Consolidated Financial Statements" the following:


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note 15 Subsequent Events

                  In January 2000, the Company acquired Statewide Date Services, Inc., a provider of direct marketing services to the property and casualty insurance market, and National Safety Alliance, Incorporated, a third-party administrator of drug tests. Total purchase price of the acquisitions was approximately $76.0 million plus acquisition costs and working capital adjustments. The acquisitions will be accounted for as purchases.

                  In February 2000, the Company entered into a definitive purchase agreement with DBT Online, Inc. ("DBT") to acquire all of the outstanding capital stock of DBT with newly issued shares of ChoicePoint common stock in a transaction to be accounted for as a pooling-of-interests. Per the agreement, DBT shareholders will receive
         0.525 shares of ChoicePoint stock for every share of DBT. The Company estimates that approximately 11 million shares of new ChoicePoint stock will be issued. The agreement, which is subject to shareholder approval and regulatory reviews, is expected to be effective sometime in the second quarter of 2000.

         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley H. Irvin, Ned C. Lautenbach, C.B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of ChoicePoint: Douglas
C. Curling (Chief Operating Officer and Treasurer), Michael S. Wood (Chief Financial Officer) and Kelly McLoughlin (Director Investor Relations). As of the date of this communication, none of these directors and officers of ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned 3.3% of the common stock of ChoicePoint.

          ChoicePoint and DBT Online filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC") on March 14, 2000. The joint proxy statement/prospectus was amended on April 11, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.